CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

January 24, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Re:	Repligen Corporation
Form 10-K for year ended December 31, 2015
Filed February 25, 2016
File No. 0-14656

Ladies and Gentlemen:

This letter is submitted by Repligen Corporation (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) as set forth in your letter, dated December 22, 2016 (the “Comment Letter”).

For reference purposes, the Staff’s comment has been reproduced in italics with the Company’s response below.

Financial Statements

Segment Reporting, page 65

1. Please provide us, for the fiscal years 2015 and 2014 and for the nine months ended September 30, 2016, product revenues for:

•	Protein A ligands;

•	OPUS® pre-packed chromatography column line;

•	Protein A chromatography resins;

•	LONG®R3 IGF-1; and

•	ATF System

Securities and Exchange Commission

January 24, 2017

as discussed under “Our Products” on page 3. Also, tell us your consideration for providing product revenue disclosure pursuant to ASC 280-10-50-40.

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and advises the Staff that it considered and evaluated the requirements of ASC 280-10-50-40, which require a public entity to report revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so. The Company reports revenues from sales of its bioprocessing products on an aggregated basis as it believes these products constitute a group of similar products pursuant to ASC 280-10-50-40.

In determining that its bioprocessing products constitute a group of similar products, the Company considered the following factors:

•	The Company’s products are designed and manufactured to support common bioprocess manufacturing processes across its entire biopharmaceutical and contract manufacturing organization (CMO) customer base, and all of these products are used or consumed by bioprocessing manufacturing organizations, specifically for the development production of Active Pharmaceutical Ingredients (APIs).

For example, Repligen customers have very consistent and standard manufacturing processes which are subject to approval by the U.S. Food and Drug Administration (FDA) or other regulatory authorities prior to commencing commercial sales of their drugs. All biological drugs, or APIs, have a fermentation step to produce or grow the drug in cells and subsequent filtration and purification steps to purify the drug to make it safe for injection into humans. The Company sells to its customers’ manufacturing and development departments who all follow this consistent manufacturing process, regardless of scale.

•	The Company’s products are broadly marketed to a common set of end-user bioprocessing manufacturing organizations of major biopharmaceutical companies and CMOs, as opposed to being marketed to distinct subsets of the end-user customer base.

For example, Repligen sells to manufacturing customers who are either developing or scaling their processes from preclinical manufacturing to Phase I, II, III or full scale commercial manufacturing. CMOs get their directions on the manufacturing of the drug from the manufacturing organizations within their biopharmaceutical company clients.

•	Opportunities and risks for growth and share gain apply equally to all of the Company’s bioprocessing products. As biologic drugs, particularly monoclonal antibodies, enter Phase I, II or III trials, or are approved and enter into full scale commercial production processes, all of the Company’s product lines have similar opportunities to be selected and used by its customers.

Securities and Exchange Commission

January 24, 2017

For example, our customers typically test and evaluate our products during their development phases and our products stay with the manufacturing process as it moves through clinical trials and eventually reaching the commercial phase, which requires FDA approval. As customers move from preclinical, the scale of the operation increases and the demand for our products increases. This results in more demand for, and increased revenues from, our products.

•	Revenues generated from the Company’s bioprocessing products are similarly impacted by trends in the strength of the overall biologic drug market, economic conditions, and execution of the Company’s growth strategies, as reflected by strong sales growth in all of the Company’s major products in 2015, a year in which the monoclonal market experienced significant expansion, with the filing of the first biosimilar monoclonal antibody with the FDA, and a historic high of nine FDA approvals of monoclonal antibodies.

•	All of the Company’s bioprocessing products are subject to, and evaluated, based on similar global regulatory and performance requirements. Our customers’ clinical-stage product candidates and commercial products are always manufactured in cGMP settings and the critical performance features of all Repligen’s products have been validated and documented. These documents are reviewed for suitability and filed with regulatory authorities. Prior to commercial adoption, Repligen will be audited by its customers Quality Assurance departments, the results of which are disclosed to the regulatory authorities globally. These manufacturing processes also require a separate approval by the FDA or other regulatory authorities prior to commencing commercial sales. Therefore, all Repligen’s products have the similar risks associated with customer adoption from a quality and regulatory perspective.

•	The Company utilizes common management and management practices across all factories and product lines, with equal emphasis, to drive the operating performance of the Company.

For example, on our commercial sales team, the Company’s Vice President of Bioprocessing Sales and Marketing is responsible for all products and each member of his team of sales representatives is responsible for selling and marketing all of the Company’s products.

Based on the end user market, economic, manufacturing and regulatory similarities of the Company’s bioprocessing products and the commonality of end-user bioprocessing manufacturing organizations, the Company believes it has appropriately considered and disclosed its product revenues in accordance with the guidance of ASC 280.

Securities and Exchange Commission

January 24, 2017

In response to the Staff’s inquiry, the Company’s product revenues for the fiscal years 2015 and 2014 and for the nine months ended September 30, 2016 are reflected in Annex A attached hereto. Because of the financially sensitive nature of the information set forth in Annex A, the Company requests confidential treatment under 17 C.F.R. § 200.83 of such information and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the information set forth in Annex A is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Exchange Act filings or any other filing made by the Company. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 24b-2 of the Exchange Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 781-419-1862 or by e-mail at jsnodgres@repligen.com.

Sincerely,

/s/ Jon Snodgres
Name: Jon Snodgres
Title: Chief Financial Officer

Cc:	Tony J. Hunt Repligen Corporation

Arthur R. McGivern Courtney M. Gaughan Goodwin Procter LLP

Securities and Exchange Commission

January 24, 2017

ANNEX A

(in thousands)	Nine Months ended September 30,		Twelve Months ended December 31,
	2016		2015		2014
Protein A Ligands	$	[***]	$	[***]	$	[***]
Protein A Chromatography Resins		[***]		[***]		[***]
Growth Factors (incl. Long® R3 IGF-1)		[***]		[***]		[***]
OPUS® Prepacked Chromatography Columns (1)		[***]		[***]		[***]
ATF Systems and Consumables (2)		[***]		[***]		[***]
Other Products		[***]		[***]		[***]

Total Product Revenue	$	[***]	$	[***]	$	[***]

(1)	[***]
(2)	[***]